Exhibit 21.1

LIST OF SUBSIDIARIES OF TUMI HOLDINGS, INC.

Name		State/Country of Incorporation

Tumi II, LLC		Delaware/USA
Tumi, Inc.		New Jersey/USA
Tumi Stores, Inc.		New Jersey/USA
The Tumi-Haft Company, LLC		New York/USA
Tumi Asia, Limited		Hong Kong
Tumi France, SARL		France
Tumi Netherlands B.V.		Netherlands
Tumi Luggage, S.L.		Spain
Tumi (UK) Limited		United Kingdom
Tumi Japan(1)		Japan

(1)	Tumi Japan is a joint venture that is 50% owned by Tumi Holdings, Inc. (the “Company”). It is referred to as a “controlled affiliate” and “joint venture investment” in the Company’s financial statements and related notes.